EXHIBIT 12.1

FIRSTENERGY CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(Dollars in thousands)

EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$598,970	$654,946	$618,385	$424,249	$873,779
Interest and other charges, before reduction for amounts capitalized	556,194	591,192	980,344	841,280	692,358
Provision for income taxes	376,802	474,457	514,134	407,524	670,922
Interest element of rentals charged to income (a)	271,471	258,561	246,416	247,222	248,499
Earnings as defined	$1,803,437	$1,979,156	$2,359,279	$1,920,275	$2,485,558

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest expense	$493,473	$519,131	$904,697	$798,911	$670,945
Subsidiaries’ preferred stock dividend requirements	62,721	72,061	75,647	42,369	21,413
Adjustments to subsidiaries’ preferred stock dividends to state on a pre-income tax basis	32,098	41,349	28,426	22,519	16,442
Interest element of rentals charged to income (a)	271,471	258,561	246,416	247,222	248,499
Fixed charges as defined	$859,763	$891,102	$1,255,186	$1,111,021	$957,299

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.10	2.22	1.88	1.73	2.60

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(a) Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.